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Michael Foods, Inc. news release of July 2, 1996

Contact:  Peter E. Flynn, Executive Vice President, North Star Universal, Inc.
          (612) 941- 3200

Contact:  Mark D. Witmer, Assistant Treasurer,  Michael Foods, Inc.
          (612) 546-1500

FOR IMMEDIATE RELEASE

MICHAEL FOODS AND NORTH STAR UNIVERSAL AGREE TO MODIFICATIONS
- -------------------------------------------------------------

MINNEAPOLIS, July 2 -- Michael Foods, Inc. (Nasdaq-MIKL) and North Star Universal, Inc. ("NSU") (Nasdaq-NSRU) jointly announced today that they have agreed in principle to make certain modifications to the Agreement and Plan of Reorganization ("Reorganization Agreement") between the two companies and NSU Merger Co., in order to accommodate delays that may be caused by the pending acquisition by Michael Foods of Papetti's Hygrade Egg Products, Inc. and its affiliates.

As previously announced, under the terms of the Reorganization Agreement, Michael Foods and North Star Universal are to merge via a series of transactions that will result in Michael Foods repurchasing and retiring a portion of NSU's Michael Foods stock holdings, at a discount to the average market price of Michael Foods' stock, by assuming NSU's net outstanding debt. NSU's remaining Michael Foods stock holdings will then be allocated pro rata to NSU's stockholders. The repurchase transaction will be accomplished through a tax-free business combination of Michael Foods and NSU. The resulting publicly-held entity will be named Michael Foods, Inc. and will operate the present businesses of Michael Foods.

In a second part to the transactions, NSU will form a new company which will hold NSU's assets remaining at the time of the closing of the transactions. Such assets currently include two computer networking companies and an equity holding in CorVel Corporation (Nasdaq-CRVL). Shares of this new company, ENStar Inc., will be spun-off tax-free to NSU's stockholders and will be publicly traded after the spin-off. The transactions are subject to receipt of an Internal Revenue Service ruling that the transactions are tax-free to the stockholders of Michael Foods and NSU, the approval of both company's stockholders, and other closing conditions.

Under the modified Reorganization Agreement, the method for determining the stock price to which a discount will be applied has been changed. NSU will set the Michael Foods stock price that will be utilized by fixing the average closing price for Michael Foods' stock from any prior period of 10 consecutive business days beginning on the date of the 1996 annual meetings of the two companies and ending on the transactions' closing date. Also, the net outstanding debt to be assumed by Michael Foods will be within a range of $15 - $29 million, rather than the previously negotiated $25 - $38 million, and a stock price discount within a range of 6% - 9% will be applied depending upon the specific debt amount. The other terms and conditions of the Reorganization Agreement remain essentially the same.

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Principal subsidiaries include M. G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and Kohler Mix Specialties, Inc.

North Star's direct and indirect wholly-owned subsidiaries include Americable, Inc. and Transition Networks, Inc. Americable is a provider of connectivity and networking products and services. Transition Networks designs, manufactures and markets connectivity devices used in local area network ("LAN") applications. North Star also owns a 38% interest in Michael Foods, Inc. and a 27% interest in CorVel Corporation.

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